Exhibit 99.1

PRESS RELEASE	CONTACT:	Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR JUNE 2023

Panama, July 12, 2023  Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for June 2023:

For the month of June 2023, Copa Holdings' capacity (ASMs) increased 10.7%, while system-wide passenger traffic (RPMs) increased 14.9%, compared to 2022. As a result, system load factor for the month was 86.8%, 3.1 percentage points higher than June 2022.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G